Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone: 763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING
February 27, 2020
Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC 20549-8626
Re:	Post-Effective Amendment No.1 Submitted January 8, 2020, File No. 333-230901 (Index Advantage Income)
Mr. Cowan:
We received comments from you on February 11, 2020, with respect to Registrant’s above-referenced Post-Effective Amendment to Form S-1 Registration Statement filed on January 8, 2020.
The attached prospectus pages from Index Advantage Income reflect changes for all of your comments. Additionally, we have applied all of your comments relevant to other prospectuses to those prospectuses where appropriate.
COVER PAGE
1.	Please revise the caption in the third column of the Crediting Methods/Indexes Currently Available table to "Indexes Currently Available with 3-year Terms (Index Performance Strategy Only)".
2.	In the same table please replace “previously issued Contracts” with “Contracts issued before May 1, 2020”.
3.	In the Crediting Method Highlights table, please change the Buffer to be negative in each instance. Please also make this change throughout the prospectus where applicable.
4.	Revise the definition of Index Anniversary to reflect the 3-year Term throughout the prospectus.
Responses:
1.	Revised as requested.
2.	Revised as requested.
3.	We always express the Buffer as a positive number since it increases Index Returns in negative years.
4.
The Index Anniversary continues to be a rolling twelve-month period of time; the introduction of the 3-year Term does not change this. 3-year Term Index Options will have three Index Years during the Term.

GLOSSARY
5.	In the definition of Buffer, please clarify that the Buffer applies over the duration of a Term, which can be either one year or three years.
Response:
5.	Revised as Requested.
SUMMARY –Purchasing a Contract: Key Features at a Glance
6.
Allocation of Purchase Payments and Contract Value Transfers row. Please explain how adding money into a 3-year Term works. Please clarify what you do with additional Purchase Payments received after the Index Effective Date. Do you start a new 3-year Term Index Option according to the Owner's allocation instructions? Please also reconcile the third and fourth bullets. It is not clear what is done with additional Purchase Payments received after the Index Effective Date.

This comment also applies to section 3, Allocation of Purchase Payments and Contract Value Transfers.

7.
Daily Adjustment. We note that "Performance" was deleted from the cover page disclosure about the Credit associated with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy. Please reconcile or explain why “Performance Credit,” rather than just Credit, is needed here. Please make this change, as necessary, throughout the prospectus.

Responses:
6.	We revised this text to read as follows:
You can allocate your Purchase Payments to any or all of the Index Options available under your Contract. We only allow assets to move into the Index Options on the Index Effective Date and on subsequent Index Anniversaries.
●
As a result, we hold Purchase Payments in the AZL Government Money Market Fund until we transfer them to your selected Index Options according to your instructions. For additional Purchase Payments received after the Index Effective Date, we transfer the amounts held in the AZL Government Money Market Fund to your selected Index Options on the next Index Anniversary. However, you cannot allocate Purchase Payments to the AZL Government Money Market Fund.

●	On each Index Option’s Term End Date, you can transfer Index Option Value (the portion of your Contract Value in a particular Index Option) between Index Options.
●
We do not allow assets to move into an established 3-year Term Index Option until the Term End Date. If you have a 3-year Term Index Option and you instruct us to move assets to it on or before the second Index Anniversary of the 3-year Term, we will start a new 3-year Term Index Option with a new Term Start Date and move those assets to it according to your instructions.

●
Purchase Payments you allocate to an Index Option must be held in the Index Option for the full Term before they can receive a Credit. Therefore, additional Purchase Payments we receive after the Index Effective Date that you allocate to a 1-year Term Index Option are not eligible to receive a Credit until the second Index Anniversary after we receive them, or the fourth Index Anniversary after we receive them for allocations to a 3-year Term Index Option.

We also made similar changes in section 3.
7.	Revised cover page as requested.
SUMMARY – How Do the Crediting Methods Work?
8.	In the first paragraph, please explain how you calculate the Index Return using the Index Value on the Term Start Date and the Term End Date.
9.	Please delete "may" in the following:
However, we may choose not to declare a Cap (“uncapped”) for 3-year Term Index Options. If the Index Option is uncapped, the Performance Credit is equal to the Index Return.
10.
Index Performance Strategy. Please clarify that in the case of the 3-year Term, the Buffer and Cap (or uncapped) applies over for the entire Term and not annually. Please also add this in Risk Factors – Risks Associated with Calculation of Credits.

Responses:
8.	Revised as requested.
9.	Revised as follows:
If we do not declare a Cap for a 3-year Term Index Option, the Performance Credit is equal to the Index Return.
We made similar changes throughout the prospectus as appropriate.
10.	Revised as requested.
SUMMARY – How Do the Crediting Methods Compare?
11.	Please add to the last bullet point of the What is the asset protection? table under Index Performance Strategy “because, in part, the Buffer is applied over a longer period of time.”
12.	Please delete language about newly issued contracts. This is not relevant to an investor who purchased a contract under this prospectus.
Responses:
11.	Revised as requested.

12.	Revised as requested.
SUMMARY –Bar Chart Examples of the Crediting Methods Performance
13.	Please add a third visual example showing the uncapped performance potential.
Response:
13.
The narrative of B, of the bar chart example of Index Performance Strategy: 3-Year Term, indicates that the bar chart shows in an uncapped year the Performance Credit would equal the Index Return (darker column in example B).

SUMMARY –Can the Index Options Change?
14.	Please revise the following to align with the new section title.
Once we add a Crediting Method to your Contract we cannot remove it, or change how it calculates Credits.
Response:
14.	Revised section title to be “Can the Crediting Methods, Terms, or Indexes Change?” Also revised the first sentence of the first paragraph to align with the new section title.
SUMMARY –When Does Allianz Establish the Values Used to Determine Index Credits?
15.
Please revise to remove the inconsistency between the second sentence in the first paragraph of this section related to the establishment of Buffers and Floors with the first paragraph under Can the Index Options Change?

Response:
15.	Revised as requested.
SUMMARY –What is the Daily Adjustment?
16.	This section states:
The risk of a negative Daily Adjustment is also greater for 3-year Term Index Options than 1-year Term Index Options due to length of time during the Term.
Please make this consistent with disclosure in Appendix B, which states:
…the Daily Adjustment for 3-year Term Index Options may be more negatively impacted by increases in the expected volatility of Index prices than 1-year Term Index Options due the difference in the length of Term.
Also, please clarify if there is greater risk of a negative Daily Adjustment due to the Buffer's exposure over a 3-year Term compared to a 1-year Term.
Response:
16.	Revised as requested.
RISK FACTORS – Liquidity Risks
17.
Please clarify whether executing a Performance Lock on or before the second Index Anniversary during the Term is an additional option or the sole option for moving assets out of a 3-year Term Index Option. As written, it is unclear whether or not moving assets out of an Index Option by taking partial withdrawals and surrender is an option under the 3-year Term, or whether the Performance Lock applies to 1-year Term Index Options.

Response:
17.	Revised as requested.
RISK FACTORS – Risk of Negative Returns
18.
Please explain why the 3-year Term Index Options may be more negatively impacted by changes to interest rates, dividend rates, market performance and the expected volatility of Index prices than 1-year Term Index Options. Also, address any impact due to the Caps and Buffers applying for all 3 years during a 3-Year Term.

Response:
18.	Revised as requested.

PURCHASING THE CONTRACT – Allocation of Purchase Payments and Contract Value Transfers
19.	Please clarify earlier in this section that Purchase Payments are held in the AZL Government Money Market Fund until the next Index Anniversary.
Response:
19.	Revised as requested.
VALUING THE CONTRACT – Calculating Credits
20.	Please add examples of the 3-year Term both with a Cap and uncapped to the Index Performance Strategy row of the table.
Response:
20.	Revised as requested.
VALUING THE CONTRACT – Performance Locks
21.
Please clarify if any of the Performance Lock’s risks are magnified under the 3-year Term. Please also address whether there is a disadvantage of executing a Performance Lock that you could potentially have idle Contract Value for a longer period of time under a 3-year Term, and potentially decreasing the return over the 3-year Term compared with a 1-year Term. If applicable, add this disclosure to Risk Factors – Risks Associated with Performance Locks.

Response:
21.
Performance Lock risks are not magnified under the 3-year Term. We do not allow Contract Value to “idle” in a locked 3-year Term Index Option. The assets will move out of the locked 3-year Term Index Option into 1-year Term or 3-year Term Index Option(s) as selected by the Owner on the Index Anniversary that occurs on or immediately after the Lock Date. This is the same amount of time assets remain “idle” in a locked 1-year Term Index Option.

THE ANNUITY PHASE – Calculating Your Annuity Payments
22.	Please clarify why the following would only apply to the 3-year Terms and not the 1-year Terms.
If the Annuity Date is not a Term End Date Contract Value includes the Daily Adjustment if you selected an Index Performance Strategy 3-year Term Index Option
Response:
22.
As stated under “When Annuity Payments Begin” later in this section, the Annuity Date must be an Index Anniversary. Therefore, this does not apply to 1-year Terms because each Index Anniversary is a Term End Date for a 1-year Term.

INCOME BENEFIT – Requesting Income Payments
23.	Please add the following from this section to Risk Factors – Income Benefit Risks:
In addition, if you have Contract Value in a 3-year Term Index Option and the Income Benefit Date is not a Term End Date, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments.
Response:
23.	Revised as requested.
INCOME BENEFIT – Calculating Your Income Payments
24.	Please revise the following sentence to remove reference to the Cap as only the Company receives the benefit of a Cap.
This means you may not receive the full benefit of the Cap or Buffer that you would have received if you had waited until the Term End Date to begin Income Payments.
Response:
24.	Revised as requested.
DEATH BENEFIT – Maximum Anniversary Value
25.	Please revise the following sentence to say Contract Value reflects the Daily Adjustment, rather than includes.
Contract Value also includes Daily Adjustments for any 3-year Term Index Options if this anniversary is not a Term End Date.

Response:
25.	Revised as requested.
APPENDIX B – Generally
26.	Please clarify/disclose how the protection of the Buffer is impacted when applied over a 3-year Term (i.e., the Buffer is 1/1,056 on a daily basis vs 1/352 for the 1-year Term).
Response:
26.	Revised as follows:
The Daily Adjustment for 3-year Term Index Options may be more negatively impacted by increases in the expected volatility of Index prices than 1-year Term Index Options due the difference in the length of Term. Also, the risk of a negative Daily Adjustment is greater for 3-year Term Index Options than 1-year Term Index Options because the Buffer is exposed to a longer time period. The impact of the Cap and Buffer on the Daily Adjustment for a 1-year Term Index Option is greater than it is for a 3-year Term Index Option because we apply the Cap and Buffer for the entire Term length, and the Term length is shorter for a 1-year Term.
APPENDIX B – Calculating Change in Proxy Value, Index Performance Strategy
27.	Please clarify that the following is for purposes of the Proxy Value formula.
The value of the out-of-the-money call will be zero if a 3-year Term Index Option is uncapped.
Response:
27.	Revised as requested.
Please contact Stewart Gregg or Samantha Rawleigh with any questions or comments you may have concerning the enclosed. Stewart can be reached at (763)765-2913. Samantha can be reached at (763)765-5127. Both Stewart and Samantha can be reached at the following address:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416.
Sincerely,
Allianz Life Insurance Company of North America

By:	/s/ Stewart D. Gregg
Stewart D. Gregg
Senior Securities Counsel

cc:	Samantha Rawleigh